Ballard Power Systems

News Release

Ballard Appoints New Chief Commercial Officer

For Immediate Release – April 21, 2009

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced that Michael Goldstein has been appointed Vice President and Chief Commercial Officer of Ballard, effective April 27, 2009. Michael brings more than 20 years of technology leadership experience in companies ranging in size from early-stage start-ups to General Electric.

“We are excited to have Michael joining Ballard as our Chief Commercial Officer,” said John Sheridan, President and CEO of Ballard. “He has great depth of experience in commercializing new technologies and growing value in early stage companies. He brings leadership experience in both specialized technology companies and larger international operations.”

As President and CEO of Actuality Medical Inc., Michael transformed a research and development company into a respected developer of prostate cancer treatment solutions. Prior to Actuality, Michael was President of iFire Technology Inc. Michael created the focus, strategy, acquisitions, and strategic alliances that propelled iFire to become the largest North American contender for the then $100 billion dollar emerging flatscreen TV market. As Executive Vice President and General Manager of Leybold Vacuum Solutions Inc., a $100 million manufacturing division of Unaxis Corporation, he was responsible for its global growth and operations. Michael started his career with GE, where he held progressively senior positions and was ultimately responsible for the development and manufacturing of key components of NASA’s Mars Mission spacecraft.

Michael’s education includes a Bachelors degree in Engineering from the University of Southern Illinois, and an MBA from the Wharton School. He is on the Executive of the Young Presidents Organization, and served for many years on the Board of Directors of YouthLink, a United Way funded youth crisis, counseling, and intervention agency.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

For further information, or to arrange an interview with a Ballard spokesperson, please contact Amy Harada Bradley at telephone number 604-412-7913 or on e-mail amy.harada@ballard.com. Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.